Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Nine Months Ended
	September 30,
	2005	2004

Net income	$1,152	$915

Weighted average shares outstanding for calculating basic earnings per share	6,504,138	6,458,216

Options	187,288	287,833
Total shares for calculating diluted earnings per share	6,691,426	6,746,049

Basic earnings per share	$0.18	$0.14

Diluted earnings per share	$0.17	$0.14

16